SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

Form 11-K

| X |	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001.
| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ]NO FEE REQUIRED]
For the transition period from _______ to _______

Commission file number     1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

     77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File: Index to Exhibits:	3 to be filed by amendment

Item 4.          ERISA Financial Statement for the Plan

                     To be filed by amendment pursuant to General Instruction A to Form 11-K.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Joseph M. Kraus Secretary, ESIP Committee

Dated:  March 18, 2002